Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
File No. 333-245405
September 28, 2020

Free Writing Prospectus
Pyxis Tankers Inc. Investor Presentation

This free writing prospectus relates to the public offering (the “Offering”) of Units of Pyxis Tankers Inc. (the “Company”), each Unit consisting of one 7.75% Series A Cumulative Convertible Preferred Share and eight warrants, each warrant exercisable to purchase one share of common stock, which Units are being registered on a Registration Statement on Form F-1 (File No. 333-245405) (the “Registration Statement”). This free writing prospectus should be read together with the preliminary prospectus dated September 28, 2020 included in the Registration Statement, relating to the Offering, including the documents incorporated by reference therein, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1640043/000091957420006034/d8566894c_f-1a.htm
Before you invest, you should read the preliminary prospectus in the Registration Statement and other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) for more complete information about the Company and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the preliminary prospectus related to this Offering may be obtained from ThinkEquity, a division of Fordham Financial Management Inc., at 17 State Street, 22nd Floor, New York, New York 10004, by calling (877) 436-3673 or by emailing prospectus@think-equity.com. The final terms of the Offering will be disclosed in a final prospectus to be filed with the SEC.

 INVESTOR PRESENTATION  September 2020

 Disclaimer and Forward-looking Statements  Matters discussed in this Presentation may constitute forward-looking statements under U.S. federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the current views of the Company with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, the outlook for tanker rates, general industry conditions including bidding activity, future operating results of the Company’s vessels, capital expenditures, expansion and growth opportunities, bank borrowings, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated in this Presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economies and currencies, general market conditions, including changes in vessel charter hire rates and vessel values, changes in demand for tankers, changes in our vessel operating expenses, including dry-docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists, uncertainties surrounding the severity, duration and effects of the COVID-19 pandemic.  We undertake no obligation to publicly update or revise any forward-looking statement contained in this Presentation, whether as a result of new information, future events or otherwise, except as required by law. In light of the risks, uncertainties and assumptions, the forward looking events discussed in this Presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.  This presentation does not constitute an offer or invitation to purchase or subscribe for any securities in any jurisdiction and no part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

 SUMMARY OF PROPOSED TERMS  Securities Offered:  Units, each Unit consisting of one 7.75% Series A Convertible Preferred Share (“Series A Preferred Shares”) and eight common stock purchase warrants (“Warrants”)  Offering Size:  200,000 Units, with a 15% over-allotment option  Public Offering Price:  $25.00 per Unit  Series A Preferred Shares    Dividend Rate:  7.75% per annum on the $25.00 per share liquidation preference (equivalent to $1.9375 per annum per share), when and if declared by the board of directors  Dividend Payment Date:  Monthly, no later than 20 days following the end of each calendar month, starting November 20, 2020  Liquidation Preference:  $25.00 per Series A Preferred Share, plus accrued and unpaid dividends  Conversion Price:  $1.40 per common share at anytime at the holder’s option (17.86 common shares per Series A Preferred Share)  Auto Conversion upon Market Trigger  At Company’s option, if share price equal or exceeds $2.38 (170% of Conversion Price) for at least 20 out of 30 consecutive trading days, the Series A Preferred stock can be automatically converted.   Call Feature:  Beginning on the third anniversary of the issuance date, the Company may redeem the Series A Preferred Shares, in whole or in part, at its option at a price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends.   Voting Rights:  Non-voting, except as required by law. If the Company fails to make a cash dividend payment with respect to eighteen (18) or more consecutive or non-consecutive monthly dividends, the holders of the Series A Preferred Shares will be entitled to vote for the election of one additional director.   Change of Control  Upon a change of control that has been pre-approved by the Company’s board of directors, the investor may, at its option, (i) demand that the Company redeem the Series A Preferred Shares at a price of $26.63 per share during year one, $25.81 per share during year two, or $25.00 per share thereafter, plus any accrued and unpaid dividends, or (ii) continue to hold the Series A Preferred Shares.  Nasdaq Symbols:  PXSAP  Warrants    Warrant Exercise Price:  $1.40 per share of common stock   Warrant Term:  5 Years   Initial Exercise Date:  Immediately  Nasdaq Symbol:  PXSAW

COMPANY

GROWTH ORIENTED - PURE PLAY PRODUCT TANKER COMPANY

PXS PYXIS TANKERS

Growth Oriented with Attractive, Modern Fleet	▶ Focus on modern medium range ("MR") product tankers with "eco" features ▶ Modern tanker fleet of five IMO-certified vessels - weighted average age of ~8.3 years ▶ Management pursuing possible sale or other long-term strategy for small tankers
Reputable Customer Base & Diversified Chartering Strategy	▶ Long-standing relationships with first-class customers worldwide ▶ As of Sept. 23, 100% of MR available days in Q3 2020 booked at average rate $15.3K/day ▶ Positioned to capitalize when charter rates improve
Competitive Cost Structure & Moderate Capitalization	▶ Disciplined, substantially fixed cost structure with scalable operating platform creates opportunity for greater earnings power when rates improve ▶ Daily total operational costs competitive to peer group ▶ Moderate capitalization with long-lived debt with balanced interest rate position
Experienced, Incentivized Management & Prominent Board	▶ Strong mgmt. team with ~100 years of combined industry and capital markets experience ▶ Founder/CEO has proven track record and is a major shareholder ▶ Board members consist of respected industry figures with significant experience
Positive Long-term Industry Fundamentals Create Attractive Entry Point	▶ Covid-19 continues to create uncertainty for all ▶ After re-balancing of refined petroleum product inventories, global economic recovery should result in demand outpacing net vessel supply growth ▶ Low and declining MR2 orderbook of 6.1% * ▶ Increased scrapping expected – 6.2%* of global MR2 fleet 20 years old or more

* Source: Drewry, August 2020

4

FLEET & EMPLOYMENT OVERVIEW

POSITIONED FOR UPSIDE OPPORTUNITIES

PXS PYXIS TANKERS

Our mixed chartering strategy provides **upside opportunities** through spot trading when rates improve and **stable, visible cash flows** from time charters

Fleet Details

Vessel	Shipyard	Vessel Type	Carrying Capacity (dwt)	Year Built	Type of Charter	Current Charter: Charter rate [(1)]	Current Charter: Earliest Redelivery Date
Pyxis Epsilon	SPP / S.Korea	MR	50,295	2015	Time	$13,500	October 2020
Pyxis Theta [(2)]	SPP / S.Korea	MR	51,795	2013	Time	$15,650	January 2021
Pyxis Malou [(3)]	SPP / S.Korea	MR	50,667	2009	Time	$13,000	November 2020
Northsea Alpha [(4)]	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta [(4)]	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			Total 170,019	Weighted Avg. Age 8.3 Years			

39% of the remaining days of 2020, are covered, exclusive of charters' options

Fleet Employment Overview



Vessel
2020
2021
July
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
June
Pyxis Epsilon
Pyxis Theta
Pyxis Malou
Northsea Alpha
Northsea Beta
Fixed Employment
Charterers Optional Period
Spot Employment
Open Days
Drydocking / BWTS Days

(1) These tables are dated as of September 23, 2020 and show gross rates and do not reflect commissions payable
(2) Pyxis Theta is contracted with a charterer's right to extend the charter at the same rate to March, 2021
(3) Pyxis Malou is contracted with a charterer's option to extend the charter for up to an additional three months at a rate of $13,500
(4) Northsea Alpha & Northsea Beta are scheduled to have their special surveys during the fourth quarter of 2020 with expected off-hire 20 days per vessel and cost of $0.35 million each

5

 STRONG RELATIONSHIPS  QUALITY VESSELS & OPERATIONS  BLUE CHIP CUSTOMERS  COMPETITIVE LENDING TERMS  CUSTOMERS  SENIOR LENDERS  SHIPYARDS  KEJIN

SENIOR MANAGEMENT

DECADES OF EXPERIENCE

PXS PYXIS TANKERS

Valentios "Eddie" Valentis
Chairman & CEO

- 25+ years of experience in owning, operating and managing within various shipping sectors, including product, dry bulk, chemical, as well as salvage and towage
- Founder of Pyxis in 2015 and Pyxis Maritime Corp. in 2007
- For the last 19 years, Managing Director & Principal of KONKAR SHIPPING AGENCIES S.A., an Athens-based dry bulk owner-operator established in 1968

Henry Williams
CFO & Treasurer

- Joined Pyxis affiliates in 2015; 35+ years of commercial, investment and merchant banking experience
- Previous investment banking positions include Nordea Markets (Oslo & NY)–Global Sector Head- Shipping, and Oppenheimer (NY) – Head of Energy & Transportation

Konstantinos "Kostas" Lytras
Chief Operating Officer &Corporate Secretary

- Joined Pyxis affiliates in 2008; 25+ years of experience in the shipping industry
- Co-founder of Navbulk Shipping S.A., a start-up dry bulk company
- 5 years as Financial Director of Neptune Lines, a car carrier company
- 16 years in various financial and operational positions for other ship owning and services companies

7

PYXIS ORGANIZATIONAL STRUCTURE

LEAN, EFFICIENT, SCALABLE ORGANIZATIONAL STRUCTURE

Quality, Cost Effective Ship Management

- Streamlined structure minimizes costs and allows management to focus on creating long term shareholder value
- Very competitive technical and commercial ship management fees @ ~ $757/day/vessel provide safe and efficient operating results compared to peers


PYXIS
MARITIME
Administrative, Commercial & Ship Management Services (1)
Administrative, Commercial & Ship Management Fees
PXS
PYXIS TANKERS
Technical Management (2)
ITM
INTERNATIONAL TANKER MANAGEMENT

(1) As an affiliate, provides the commercial management for the fleet and supervises the crewing and technical management performed by ITM for all our vessels

(2) Provides technical management for all our vessels. ITM is a third party vessel manager, part of the V.Group, the largest 3rd party ship management provider in the world.

8

COMPANY STRATEGY

FOCUS ON QUALITY, GROWTH, SERVICE & FINANCIAL FLEXIBILITY

PXS PYXIS TANKERS

Grow the Fleet Opportunistically	► Focus on acquisition of IMO II and III MR2 class product tankers of 10 years of age or less built in Tier 1 Asian shipyards ► Prudently grow company size as soon as practical
Focus on the Needs of our Customers	► Meet charterers' preference for modern and eco tankers, which offer more operating reliability and efficiency ► Continue high standards ensuring high level of safety, customer service and support ► Maintain solid margins and ship level financial discipline within Pyxis
Utilize Portfolio Approach to Commercial Management	► Employ mixed chartering strategy between time and spot ► Maintain optionality – spot exposure offers upside during periods of market strength ► Diversify charters by customer and staggered duration
Maintain Financial Flexibility & Support ESG Standards	► Expand fleet by targeting balanced capital structure of debt and equity ► Maintain commercial lending and expand capital markets relationships ► Address Environmental, Social and Governance (ESG) standards throughout the organization

9

SUPPORT GOOD ENVIRONMENTAL, SOCIAL & GOVERNANCE STANDARDS

PXS PYXIS TANKERS

ENVIRONMENTAL

- Focus on eco-efficient, modern MR tankers, resulting in improved fuel consumption and lower greenhouse gas emissions
- Clear strategy to comply with new and existing IMO regulations, including:
  - Retrofitting MR fleet with Ballast Water Treatment Systems (BWTS) for compliance with G8 guidelines
  - Consuming IMO2020 compliant fuel only by avoiding installation of exhaust gas cleaning systems
- Maintain operational excellence to ensure continued compliance with all relevant regulatory environmental standards – no history of environmental claims

SOCIAL

- Outsourcing of crewing and technical management to ITM, part of the world's largest vessel management group, which is committed to maintaining the highest standards in health and safety by ongoing training and development of its staff and vessel crews

GOVERNANCE

- Regular election process for our staggered Board of Directors
- Independent Board members chair various oversight committees
- Comprehensive whistleblower and insider trading policies
- Full compliance with all applicable corporate governance NASDAQ and SEC requirements
- Experienced CEO is council member of INTERTANKO
- Best-in-class advisors and auditors – Seward & Kissel (legal), EY (audit) and Grant Thornton (SOX)

10

First Six Months Ended June 30, 2020 Summary

PXS PYXIS TANKERS

1H 2020 Financial & Operational Highlights

Improving performance

- Time charter equivalent revenues of $9.5 million*, down 7.4% from 1H '19
- Lower net loss of $2.4 million, or $0.11 loss per share, basic and diluted
- Adjusted EBITDA of $2.4 million**, up 31.7% from 1H '19
- Lower revenue, total operational costs and interest burden due to sale of Pyxis Delta early in 2020
- As of Sept 23rd, 100% of MR available days booked in Q3 (to earliest re-delivery, excluding options) at avg. gross TC rate of $15,300/day
- At June 30, 2020 net funded debt/total capitalization of 61%

MR2 Product Tanker Market Update

Sector fundamentals show mixed signals

- Extreme volatility in charter rates, especially during Q2, 2020 with impact of Covid-19
- MR2 tanker orderbook still historically low and declining; net annual supply growth of ~2.5% in 2020 -21
- Demand fundamentals may improve with global economic recovery (IMF-5.4% GDP growth returns in 2021) combined with refined products inventory drawdowns
- We believe acquisitions of second-hand MR2 tankers are attractive as vessel prices approximate 10+ yr. averages
- Covid-19 continues to create uncertain path for all

* Time charter equivalent ("TCE") revenues are voyage revenues less voyage related costs and commissions; please see Exhibit I – Definitions

** Please see Exhibit II – Non-GAAP Measures

11

 PYXIS TANKERS  FINANCIAL HIGHLIGHTS

 UNAUDITED FINANCIAL HIGHLIGHTS  SIX MONTHS ENDED JUNE 30, 2019 & 2020   Sale of One MR in 1H 2020 Outweighed Better Charter Rates, Reducing Revenues     Six Months EndedJune 30,       2019   2020  In ‘000 USD except for daily TCE rates            Time / spot charter revenue mix  67% / 33%  63% / 37%        Revenues, net  $13,180  $12,124  Voyage related costs & commissions  (2,926)  (2,629)  Time charter equivalent revenues *  $10,254  $9,495  Total operating days  924  802  Daily time charter equivalent rate *  $11,096  $11,844  Fleet Utilization  87.3%  89.3%  * Subject to rounding; Please see Exhibit I –Definitions

   Six Months EndedJune 30,       2019   2020  In ‘000 USD except per share data            Revenues, net  $13,180  $12,124        Expenses:      Voyage related costs and commissions  (2,926)  (2,629)  Vessel operating expenses  (6,402)  (5,228)  General and administrative expenses  (1,187)  (1,113)  Management fees, related parties  (359)  (332)  Management fees, other  (465)  (432)  Amortization of special survey costs  (117)  (97)  Depreciation  (2,705)  (2,189)  Gain from the sale of vessel, net  -  7  Bad debt provisions  (26)  -        Operating (loss) / income  (1,007)  111        Other (expenses) / income:            (Loss) / Gain from financial derivative instruments  (25)  2  Interest and finance costs, net  (2,905)  (2,516)        Net loss  ($3,937)  ($2,403)  Loss per share (basic & diluted)  ($0.19)  ($0.11)  Adjusted EBITDA*  $1,815  $2,390  UNAUDITED INCOME STATEMENT  SIX MONTHS ENDED JUNE 30, 2019 & 2020    Lower Costs More Than Offset Lower Revenue from Sold Vessel, Positively Affecting Bottom Line  * Please see Exhibit II – Non-GAAP Measures

 (amounts in $)    Six Months EndedJune 30,          2019  2020  Eco-Efficient MR2: (2 of our vessels)         Average  TCE *  13,673  15,060     Opex *  5,771  5,966     Utilization %  100.0%  98.0%  Eco-Modified MR2: (1 of our vessels)            TCE  12,809  15,286     Opex **  7,228  6,078     Utilization %  98.0%  100.0%  Standard MR2: (1 of our vessels) ***            TCE  12,329  -     Opex  5,959  -     Utilization %  100.0%  -  Small Tankers: (2 of our vessels)         Average  TCE  4,981  5,533     Opex  5,319  4,954     Utilization %  63.8%  75.5%  Fleet: (6 / 5 of our vessels) ***           TCE  11,096  11,844     Opex  5,895  5,584     Utilization %  87.3%  89.3%  RECENT DAILY FLEET DATA  SIX MONTHS ENDED JUNE 30, 2019 & 2020    * Please see Exhibit I – Definitions** Pyxis Malou completed her special survey during Q1 2019*** Pyxis Delta was sold on January 13, 2020 and has been excluded from the calculations for the period ended June 30, 2020  Continued Improvement of TCE, Opex & Ultilization

 TOTAL DAILY CASH OPERATIONAL COSTS  ECO-EFFICIENT VESSELS - SIX MONTHS ENDED JUNE 30, 2020  Our Eco Efficient MR2 tankers’ Average Total Daily OperationalCosts Continue to be Stable & Competitive     Six Months EndedJune 30, 2020   (amounts in $/day)     Opex  $5,966  Technical & commercial management fees  757  G&A expenses   1,208  Average total daily cash operational costs per vessel  $7,931  * Please see Exhibit I - Definitions

 MODERATE LEVERAGED CAPITALIZATION  as of JUNE 30, 2020  * As Further Adjusted reflects (a) refinancing of Pyxis Theta with the Alpha Bank Facility, (b) issuance of 68,410 common shares on July 1, 2020, under the Amended and Restated Promissory Note and (c) net proceeds from the Offering of $4.35M, but excludes shares of common stock issuable upon conversion of the Series A Preferred Stock, exercise of the Warrants and assumes Underwriter’s option to purchase additional Securities is not exercised.  Post-Offering, Tangible Book Value / Net Asset Value provides over 6.5x Coverage to Series A Preferred Stock Liquidation Preference  Weighted average interest rate of total debt for the six months ended June 30, 2020 was 8.1%; No bank maturities scheduled until Q1 2023      As of June 30, 2020  In ‘000 USD  Actual  As Further   Adjusted  *  Institutional debt  51,663  55,090  Promissory note  5,000  5,000  Total funded debt   $ 56,663  $ 60,090  7.75% Series A Convertible Preferred Stock  -  4,375  Total stockholders' equity  29,701  34,133  Total capitalization  $ 86,364   $ 94,223  Total funded debt / total capitalization  66%  64%

 MANAGEMENT INCENTIVIZED TO ACHIEVE PRUDENT GROWTH   - FOUNDER/CEO’S SUBSTANTIAL SHAREHOLDINGS  Common shares listed on NASDAQ Capital Market under trading symbol “PXS”The shareholder base as of September 23, 2020:Maritime Investors Corp. (“MIC”) 17,409,694 (80.8% of outstanding)Public Float 3,891,263 (18.1%)Other Management 258,928 (1.2%) Total Shares Outstanding 21,559,885 (100%)No overhang of dilutive securities – there are no warrants, options or equity-linked securities currently outstanding*Our Founder/CEO’s substantial shareholdings through MIC and interests are aligned with our shareholders *The Company’s Amended and Restated Promissory Note, held by Maritime Investors, has an annual interest rate of 9.0%, of which 4.5% is payable in cash and 4.5% in restricted common stock.

 INVESTMENT HIGHLIGHTS  PURE PLAY PRODUCT TANKER COMPANY

 MARKET UPDATE  PRODUCT TANKER INDUSTRY

REFINED PRODUCTS OVERVIEW

PRODUCT CARRYING VERSATILITY

PXS PYXIS TANKERS

Crude

Dirty Products

Clean Products

Veg Oil/Chemicals

Crude Oil

Petroleum Products

Bitumen

Fuel Oil

Cycle Oils

Diesel/Gasoil

Kerosene

Gasolines

Clean Condensates

Naphthas

Other Bulk Liquids

Vegetable Oils & Chemicals (Organic & Inorganic)

Crude tankers carry only crude oil and fuel oils.

Most products tankers can switch between clean and dirty products when the tanks are carefully cleaned. Gasoil is a good clean up cargo when switching from dirty to clean products.

More sophisticated product/chemical tankers work at this end of the market, some with the ability to carry products and certain chemicals.

Non-oil substances now covered by revised IBC Code. To carry chemicals, an IMO Certificate of Fitness is required.

Source: Drewry, August 2020

21

 CHANGING TRADE ROUTES & PETROLEUM REFINERY LANDSCAPE CREATING INCREMENTAL DEMAND  Source: Drewry, August 2020* Compound annual growth rate  Increases in Demand due to Changing Trade Routes & Refining Landscape  2.8% CAGR* in million tons of seaborne trade2.9% CAGR in ton mile demand

EVOLVING TRADE ROUTES WITH TON MILES INCREASING

PXS PYXIS TANKERS

Major Long – haul MR2 Trade Routes


North Europe - North America
Gasoline
North America - Europe
Diesel
Middle East - Europe
Gas oil
Jet Fuel
South Korea - Japan
Gas oil
Gasoline
Europe - North Africa
Gasoline
Diesel
Middle East - Far East
Naphtha
US - West Africa
Gas oil
Jet Fuel
US - South America
Gas oil
Jet Fuel
Intra Asia
Gas oil
China - Australia
Gas oil
Jet Fuel
MR2
MR2/LR1

- Growth in net refining capacity expected to further drive demand for product tankers
- Lower crude / feedstock prices could help generate incremental refinery demand and consumption
- Arbitrage between markets could create further opportunities
- Emerging, growing markets in Latin America and Africa have little refining capacity
- U.S. exports to Latin America have grown at CAGR of 9.1% from 2010 to 2019

Source: Drewry, August 2020

23

 U.S. HAS BECOME MAJOR REFINED PRODUCTS EXPORTER   Million Barrels per Day  Increasing refined product exports due to proliferation of shale oil production, until Covid-19until Covid-19  Source: Drewry, August 2020  U.S. Exports Increased at 10.6% CAGR over Last 10 years to 2019

 REFINERY CAPACITY ADDITIONS FURTHER AWAY FROM END USERS  BOOSTING TON-MILE DEMAND  Expected Petroleum Refinery Capacity Additions Driven by Non-OECD Growth & Exports  Million Barrels per Day  Source: Drewry, August 2020

DECLINING MR2* ORDER BOOK

PXS PYXIS TANKERS



Expected MR2 Delivery Schedule
Number of Vessels
70
60
50
40
30
20
10
0
37
59
12
2H2020
2021
2022

- **Total MR2 vessel orderbook** has fallen from ~25% high in 2009 of the then existing fleet to **6.1%** (108 vessels) of the worldwide fleet as of June 30, 2020
- **Extremely low ordering** – only 1 MR2 in 1H 2020
- **Limited capacity additions** - only 12 MR2s scheduled beyond 2021 due to continued limited availability of cost-effective capital and future technology / environmental concerns
- **Slippage of 27% in H1 2020**** for new build MR2 deliveries, mainly due to the impact of the Covid-19 virus on shipyard personnel and the supply-chain
- **We expect worldwide MR2 fleet to grow at annual net rate of ~2.5% in 2020-21**, giving effect to scrapping of older vessels and slippage of deliveries

** MR2 37 – 54,999 DWT*

*** Steem Shipbrokers – July 17, 2020*

Source: Drewry, August 2020

26

MR2 SCRAPPING EXPECTED TO INCREASE

PXS PYXIS TANKERS


Global Fleet Age Distribution of MR2s by Tonnage
40%
35%
30%
25%
20%
15%
10%
5%
0%
<5yrs
5-10yrs
10-15yrs
15-20yrs
20-25yrs
25+yrs

- Average age of MR2 fleet is 11 years
- **110 MR2 vessels (6.2% of worldwide fleet) are 20 years old or more**
- **4 MR2 (0.2% of the MR2 fleet) scrapped in H1 2020**
- Sizeable portion of the fleet is approaching end of its useful life - future supply will affect replacement ability
- New environmental regulations should drive more scrapping
- Challenging chartering conditions currently and rebounding scrap rates could lead to more demolitions

Source: Drewry, August 2020

27

 Jan.10-Jun.20  MR2 Avg. Rate  Average  $14,230  Low  $11,000  High  $19,500  Jun. 2020  $15,000  Jan.10-Jun.20  MR2 Avg. Rate  Average  $10,490  Low  $1,100  High  $38,370  Jun. 2020  $9,050  MR2 CHARTER RATES POTENTIALLY POSITIONED FOR IMPROVEMENT  MR2 Time Charter Equivalent* Daily Spot Rates  1 Year MR2 Time Charter Equivalent Daily Rates *  Source: Drewry, August 2020 * Please see Exhibit I- Non-GAAP Definitions  USD per Day  USD per Day

 Type ($ million)  Current *  2010-June 2020Average **  Difference  New Build (delivery Early ’22) ***  $34.3  $35.0  (2)%  5 yr. old   26.3   26.4  0%  10 yr. old  17.7   17.6  1%  REASONABLE MR2 ASSET VALUES CREATE ATTRACTIVE ENTRY POINT  MR2 Asset Prices  USD Million  *Avg. Shipbroker indications ** Source: Drewry, August 2020, excludes Jones Act vessels *** Tier III vessel, exclusive of higher design specifications, yard supervision costs, spares & scrubber

 EXHIBIT I  DEFINITIONS

 EXHIBIT I | DEFINITIONS  Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as, vessel impairment charges, gain from debt extinguishment, gain /(loss) on sale of vessel and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. EBITDA and Adjusted EBITDA are presented as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA do not reflect cash requirements for capital expenditures or debt service, nor changes in working capital. Daily time charter equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.We define total daily operational costs as vessel Opex, technical and commercial management fees plus allocable general and administrative expenses, applied on a daily basis, typically in comparison of our eco-efficient and eco-modified MR’s. These costs can vary period to period by fleet composition, vessel delivery, operating structure, management organization and dry-dockings.We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.

 EXHIBIT II  NON-GAAP MEASURES

 EXHIBIT II | NON-GAAP MEASURES  (in thousands of U.S. Dollars)  Six Months EndedJune 30,              2019    2020    Reconciliation of Net loss to Adjusted EBITDA                         Net loss  $  (3,937)  $  (2,403)                 Depreciation    2,705    2,189                 Amortization of special survey costs    117    97                 Interest and finance costs, net    2,905    2,516                 EBITDA  $  1,790  $  2,399                Loss / (Gain)from financial derivative instrument    25    (2)                Gain from the sale of vessel, net    -    (7)                Adjusted EBITDA  $  1,815  $  2,390

CONTACT

Pyxis Tankers Inc.
K. Karamanli 59
Maroussi 15125, Greece
Email: info@pyxistankers.com
www.pyxistankers.com

Henry Williams
CFO & Treasurer
Phone: +1 516 455 0106/ +30 210 638 0200
Email: hwilliams@pyxistankers.com

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